SWDocID VIA EDGAR
December 9, 2004







                                         [GRAPHIC OMITTED][GRAPHIC OMITTED]


December 9, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention:        Dominic Minore, Esq.
                  Division of Investment Management

Re: Withdrawal of Post-Effective Amendment No. 72 (Amendment No. 41 under the Investment Company Act of 1940) of Pioneer Balanced Fund
         (the "Trust") (File Nos. 2-28273; 811-01605)

The Trust hereby requests the withdrawal of the above-referenced Post-Effective Amendment to its Registration Statement on Form N-1A, which was filed with the Securities and Exchange Commission on December 8, 2004 (Accession number 0001145443-04-002017) due to an administrative oversight with respect to the auditor's consent exhibit.



Best regards,



/s/ Elaine S. Kim

ESK:esk